SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 9, 2013

    Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw announces first quarter financial and operating results

•	First quarter consolidated revenues improved 3% over the same period last year and operating income before amortization was up 6%.

•	Cable, Satellite and Media operating income before amortization was up 5%, 7% and 9%, respectively.

•	Net income was $235 million for the quarter or $0.50 per share.

Calgary, Alberta (January 9, 2013) – Shaw Communications Inc. announced consolidated financial and operating results for the three months ended November 30, 2012 and 2011. Consolidated revenue for the three month period of $1.32 billion was up 3% compared to the same period last year. Total operating income before amortization1 of $601 million improved 6% over the comparable period.

Free cash flow1 for the quarter was $244 million compared to $119 million for the same period last year. Increased operating income before amortization and reduced capital investment were the main drivers of the quarterly improvement.

Chief Executive Officer Brad Shaw said, “The business performed well in the quarter building on the positive momentum from the second half of last year. We continue to leverage our portfolio of assets to deliver innovative new offerings and enhanced services, providing choice and value to our customers.”

Net income of $235 million or $0.50 per share for the quarter ended November 30, 2012 compared to $202 million or $0.43 per share for the same period last year. Increased operating income before amortization accounted for the improvement.

Revenue in the Cable division of $809 million for the current three month period increased 2% over the comparable period. Operating income before amortization for the quarter of $396 million was up 5% over last year. Cable operating margin was almost 49% reflecting the continued balance of subscriber growth and profitability.

Satellite revenue of $214 million for the three month period improved 2% compared to the same period last year and operating income before amortization for the current quarter was up 7% to $74 million.

Revenue in the Media division for the quarter of $319 million increased almost 7% over the same period last year and operating income before amortization of $131 million was up 9%. Improved advertising and subscriber revenues were partially offset by higher programming costs.

Mr. Shaw concluded, “We will remain focused on disciplined and sustainable pricing strategies, customer retention, and long term growth. We are off to a solid start for the year and will continue to drive ongoing performance and value.”

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

[1]	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 30, 2012

January 8, 2013

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter, the 2012 Annual MD&A included in the Company’s August 31, 2012 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

FIRST QUARTER ENDING NOVEMBER 30, 2012

Selected Financial Highlights

	Three months ended November 30,
	2012	2011	Change %
($ millions Cdn except per share amounts)
Operations:
Revenue	1,319	1,279	3.1
Operating income before amortization (1)	601	566	6.2
Operating margin (1)	45.6%	44.2%	1.4
Funds flow from operations (2)	127	356	(64.3)
Net income	235	202	16.3
Per share data:
Earnings per share
Basic	0.50	0.43
Diluted	0.49	0.43
Weighted average participating shares outstanding during period (millions)	444	438

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber Highlights1

		Growth
	Total	Three months ended November 30,
	November 30, 2012	2012	2011
Subscriber statistics:
Video customers	2,166,536	(23,912)	(22,768)
Internet customers	1,902,385	5,956	9,043
Digital phone lines	1,362,617	17,345	18,597
DTH customers	906,002	(4,021)	531

[1]

Subscriber numbers for the comparative period have been restated to remove pending installs and have also been adjusted to reflect the results of a pre-migration subscriber audit recently undertaken prior to the planned migration of customers to Shaw’s new billing system. The audit adjustments relate primarily to periods prior to 2009 and reflect a reduction of approximately 28,600 and 1,800 Video and Internet customers, respectively, and an increase of 900 Digital phone lines. Also, given the growth in Digital cable penetration, the Company has now combined the reporting of Basic cable and Digital cable as a Video customer.

Consolidated Overview

Consolidated revenue of $1.32 billion for the current quarter increased 3.1% over the same period last year. Consolidated operating income before amortization for the three month period of $601 million was up 6.2%. The revenue growth in the Cable and Satellite divisions, primarily driven by rate increases, was partially reduced by various expense increases including employee related amounts and higher programming. Media was up due to improved advertising and subscriber revenues partially reduced by increased programming costs.

Net income was $235 million for the three months ended November 30, 2012 compared to $202 million for the same period last year. Non-operating items affected net income in both periods. Outlined below are further details on these and other operating and non-operating components of net income for each period.

($millions Cdn)	Three months ended			Three months ended
	November 30, 2012	Operating	Non- operating	November 30, 2011	Operating	Non- operating
Operating income	393	393	—	372	372	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(1)	(1)	—
Interest expense	(82)	(82)	—	(82)	(82)	—
Accretion of long-term liabilities and provisions	(3)	—	(3)	(4)	—	(4)
Other losses	(4)	—	(4)	(6)	—	(6)

Income (loss) before income taxes	303	310	(7)	279	289	(10)
Current income tax expense (recovery)	38	80	(42)	84	84	—
Deferred income tax expense (recovery)	30	1	29	(7)	(5)	(2)

Net income (loss)	235	229	6	202	210	(8)

Shaw Communications Inc.

The changes in net income are outlined in the table below.

	November 30, 2012 net income compared to:
	Three months ended
	August 31, 2012	November 30, 2011
($millions Cdn)
Increased operating income before amortization	100	35
Decreased (increased) amortization	2	(14)
Decreased interest expense	1	—
Change in net other costs and revenue (1)	(5)	3
Decreased income taxes	4	9

	102	33

(1)

Net other costs and revenue includes accretion of long-term liabilities and provisions, equity income (loss) from associates and other losses as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.50 for the current quarter compared to $0.43 in the same period last year. In the current quarter, improved operating income before amortization of $35 million and lower income taxes of $9 million combined, were partially offset by increased amortization of $14 million. The lower taxes in the current period benefitted from a recovery related to the resolution of certain tax matters.

Net income in the current quarter increased $102 million compared to the fourth quarter of fiscal 2012 driven by higher operating income before amortization of $100 million primarily due to seasonality in the Media business.

Free cash flow for the quarter of $244 million compared to $119 million in the same period last year. The improvement in the current quarter was primarily due to reduced capital investment of $85 million and improved operating income before amortization of $35 million.

During the quarter the Company introduced a new brand platform, inviting customers to experience an animated world inside its advanced network. The platform also includes a new logo and corporate identity.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considers the discretionary pension funding to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Revenue
Cable	809	792	2.1
Satellite	214	209	2.4
Media	319	299	6.7

	1,342	1,300	3.2
Intersegment eliminations	(23)	(21)	9.5

	1,319	1,279	3.1

Operating income before amortization (1)
Cable	396	377	5.0
Satellite	74	69	7.2
Media	131	120	9.2

	601	566	6.2

Capital expenditures and equipment costs (net):
Cable	140	223	(37.2)
Satellite	25	25	—
Media	4	6	(33.3)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	169	254	(33.5)

Free cash flow before the following	432	312	38.5
Less:
Interest	(82)	(82)	—
Cash taxes	(80)	(84)	(4.8)
Other adjustments:
Non-cash share-based compensation	1	2	(50.0)
CRTC benefit obligation funding	(9)	(10)	(10.0)
Non-controlling interests	(12)	(11)	9.1
Pension adjustment	2	4	(50.0)
Customer equipment financing	(5)	(8)	(37.5)
Preferred share dividends	(3)	(4)	(25.0)

Free cash flow (1)	244	119	>100.0

Operating margin (1)
Cable	48.9%	47.6%	1.3
Satellite	34.6%	33.0%	1.6
Media	41.1%	40.1%	1.0

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Revenue	809	792	2.1

Operating income before amortization (1)	396	377	5.0
Capital expenditures and equipment costs (net):
New housing development	28	22	27.3
Success based	35	90	(61.1)
Upgrades and enhancement	60	87	(31.0)
Replacement	9	11	(18.2)
Buildings and other	8	13	(38.5)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	140	223	(37.2)

Operating margin (1)	48.9%	47.6%	1.3

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•

Digital Phone lines increased 17,345 during the three month period to 1,362,617 and Internet customers were up 5,956 totaling 1,902,385 as at November 30, 2012. During the quarter Video subscribers decreased 23,912.

Cable revenue for the three months of $809 million improved 2% over the comparable period. Rate increases and customer growth in Internet and Digital Phone, including Business growth, partially offset by lower Video subscribers, accounted for the improvement.

Operating income before amortization of $396 million for the quarter was up $19 million or 5% over the same period last year. Revenue related improvements, lower marketing and sales expenses, and reduced regulatory costs resulting from the CRTC mandated reduction in the Local Programming Improvement Fund (“LPIF”) contribution from 1.5% to 1% were partially offset by higher employee related amounts, mainly related to employee growth to enhance customer service activities and annual merit increases, and increased programming amounts, related to new services and increased rates as contracts were renewed. Margin improved from 47.6% to 48.9% compared to the same three month period last year.

Revenue was up 1% compared to the fourth quarter of fiscal 2012 primarily due to rate increases. Operating income before amortization was comparable over the periods. Revenue related growth and lower LPIF and other expenses were offset by higher employee related costs and increased marketing spend related to new brand initiatives.

Total capital investment of $140 million in the current quarter decreased $83 million over the same period last year. Success-based capital declined $55 million compared to the prior year quarter primarily due to lower video equipment rentals and reduced subsidies from decreased volume and higher pricing for video equipment sales. The current quarter also benefitted from lower internet modem purchases.

Shaw Communications Inc.

Investment in Upgrades and enhancement and Replacement categories combined decreased $29 million compared to the same quarter last year. The decline was due to lower spend on the digital network upgrade, reduced activity on capacity improvements and less investment in residential telephony infrastructure and licensing.

Investment in Buildings and other declined $5 million over the comparable three month period. The current quarter decrease was primarily due to lower spend on back office infrastructure replacement projects.

Spending in New housing development increased $6 million over the comparable three month period mainly due to higher bulk plant material purchases.

During the quarter Shaw continued to introduce new features to its Video offerings with the introduction of a new HD Guide for its digital boxes which includes, in addition to many new features, access to over 10,000 On Demand video titles making choice and movie viewing even easier. Adding to this experience is the most recent introduction of the Shaw On Demand Search & Discovery App, available for all iOS and Android mobile devices (mobile phones & tablets). The app provides a new way to browse and order from a list of over 10,000 titles in the Shaw On Demand library and send orders directly to the viewer’s digital box.

The Company’s focus on building out its business products continued and Shaw recently received Metro Ethernet Forum (MEF) Carrier Ethernet 1.0 Certification for its fibre-based business ethernet services. MEF certification is the global standard for carrier ethernet services, designed to accelerate the deployment of carrier ethernet services worldwide. Shaw’s ethernet product catalogue has undergone extensive testing by Iometrix, MEF’s official laboratory, to prove conformity, performance and dependability. The certification provides customers assurance that Shaw’s fibre-based ethernet services meet or exceed standards and align to their networking needs.

Shaw recently undertook a pre-migration subscriber audit prior to the planned migration of customers to the new billing system. The audit adjustments relate primarily to periods prior to 2009 and reflect a reduction of approximately 28,600 and 1,800 Video and Internet customers, respectively, and an increase of 900 Digital phone lines. The adjustments have no impact on revenues.

Shaw Communications Inc.

Subscriber Statistics

			Three months ended November 30, 2012
	November 30, 2012	August 31, 2012(1)	Growth	Change %
VIDEO:
Connected	2,166,536	2,190,448	(23,912)	(1.1)
Penetration as % of homes passed	54.1%	55.2%

INTERNET:
Connected	1,902,385	1,896,429	5,956	0.3
Penetration as % of video	87.8%	86.6%
Standalone Internet not included in video	269,899	255,549	14,350	5.6
DIGITAL PHONE:
Number of lines (2)	1,362,617	1,345,272	17,345	1.3

(1)

Internet and Digital Phone subscriber statistics have been restated to exclude scheduled and pending installations at August 31, 2012 and all categories have been adjusted to reflect the results of a pre-migration subscriber audit recently undertaken prior to the migration of customers to Shaw’s new billing system.

(2)	Represents primary and secondary lines on billing

SATELLITE

Financial Highlights(1)

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Revenue	214	209	2.4

Operating income before amortization (2)	74	69	7.2
Capital expenditures and equipment costs (net):
Success based (3)	22	23	(4.3)
Buildings and other	3	2	50.0

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	25	25	—

Operating margin (2)	34.6%	33.0%	1.6

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment.
(2)	See definitions and discussion under Key Performance Drivers in MD&A.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	During the quarter Shaw Direct subscribers decreased by 4,021 and as at November 30, 2012 DTH customers total 906,002.

Revenue of $214 million for the three month period was up 2.4% over the comparable period last year. This improvement was primarily due to rate increases. Operating income before amortization of $74 million for the quarter improved 7.2% over the same period last year. Revenue related increases partially offset by higher general and administration and programming costs accounted for the improvement.

Shaw Communications Inc.

Revenue was consistent with the fourth quarter of fiscal 2012. Operating income before amortization declined $3 million over the same period primarily due to higher employee related costs and marketing expenses.

Total capital investment of $25 million for the three month period was comparable to the same period last year.

The launch of Anik G1, which will add over 100 HD channels to Shaw Direct’s line-up, has been delayed as a result of issues experienced on unrelated satellite launches and is now expected to be in-service in the latter half of fiscal 2013.

During the quarter, Shaw Direct added several HD channels including FX HD, and now carries 95 HD channels. Shaw Direct’s Video-On-Demand service, which uses adaptive streaming through the satellite receiver, now has over 5,000 TV and movie viewing choices, and continues to add IP connected subscribers.

Subscriber Statistics

			Three months ended November 30, 2012
	November 30, 2012	August 31, 2012	Growth	Change %
DTH customers (1)	906,002	910,023	(4,021)	(0.4)

(1)	Including seasonal customers who temporarily suspend their service.

MEDIA

Financial Highlights

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Revenue	319	299	6.7

Operating income before amortization (1)	131	120	9.2
Capital expenditures:
Broadcast and transmission	1	3	(66.7)
Buildings and other	3	3	—

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	4	6	(33.3)

Other adjustments:
CRTC benefit obligation funding	(9)	(10)	(10.0)
Non-controlling interests	(12)	(11)	9.1
Operating margin (1)	41.1%	40.1%	1.0

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

Operating Highlights

Revenue and operating income before amortization for the quarter were $319 million and $131 million, respectively, compared to $299 million and $120 million last year. Revenue for the quarter was up 6.7% due to higher conventional and specialty advertising revenues combined with increased subscriber revenues. Operating income improved 9.2% over the comparable period due to revenue growth partially reduced by higher programming and other expenses.

Compared to the fourth quarter of fiscal 2012, revenue and operating income before amortization increased $102 million and $103 million, respectively. The increase was primarily due to the cyclical nature of the Media business, with higher advertising revenues in the first and third quarters driven by the launch of season premieres in the first quarter and season finales and mid season launches in the third quarter. The fourth quarter is typically the lowest quarter of the fiscal year as it spans the summer months when viewership is generally lower.

During the quarter, Global delivered solid audience results relating to the fall schedule, with 6 of the Top 10 and 7 of the Top 20 shows for Adults 18-49. Key shows underlying this performance are returning favourites, such as Survivor, NCIS, NCIS LA, Hawaii 5-0, Bones and Glee and new acquisitions, particularly Elementary, Vegas and Chicago Fire. The Media specialty portfolio demonstrated strength in the channel rankings in the adult 25-54 category, with 6 of the Top 20 analog services, including History as the top entertainment network in Canada, and 5 of the Top 10 digital services, including 4 of the Top 4 services, with National Geographic as the leading digital channel. Recently re-branded channels, Lifetime and H2 have increased audiences over the prior year.

In News, Global continues to maintain its number one position in all three major western markets while Global National increased audience 3% over the prior year.

In the winter/spring season Global has returning favourites such as Celebrity Apprentice, Touch and Bomb Girls, as well as new shows Deception and Zero Hour. The Specialty winter/spring line-up includes Big Brother Canada, the second season of Real Housewives of Vancouver, Top Chef Canada and Lost Girl season 3.

Capital investment continued on various projects and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Amortization revenue (expense) -
Deferred equipment revenue	30	28	7.1
Deferred equipment costs	(63)	(53)	18.9
Property, plant and equipment, intangibles and other	(175)	(169)	3.6

Shaw Communications Inc.

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparative period due to the sales mix of equipment and changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable period as the amortization of new expenditures exceeded the impact of assets that became fully depreciated.

Amortization of financing costs and Interest expense

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Amortization of financing costs – long-term debt	1	1	—
Interest expense	82	82	—

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. The category also includes amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of fiscal 2012. During the current quarter, the Company received insurance advances of $5 million related to its claim for costs that were incurred in the previous quarter and incurred additional costs of $6 million in respect of ongoing restoration and recovery activities.

Income taxes

Income taxes were lower in the current quarter benefitting from a recovery related to the resolution of certain tax matters.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2012 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

Shaw Communications Inc.

FINANCIAL POSITION

Total assets at November 30, 2012 were $12.4 billion compared to $12.7 billion at August 31, 2012. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2012.

Current assets declined $330 million primarily due to decreases in cash of $427 million and other current assets of $17 million partially offset by an increase in accounts receivable of $117 million. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Other current assets declined primarily due to a reduction in a tax indemnity upon resolution of the related income tax liabilities. Accounts receivable increased primarily due to an increase in advertising revenue during the first quarter and higher equipment shipments to retailers.

Property, plant and equipment decreased $45 million as amortization exceeded current period capital investment.

Other long-term assets were up $6 million due to an increase in customer equipment financing receivables.

Intangibles increased $45 million due to higher program rights and advances. Additional investment in acquired rights and advances exceeded the amortization for the current quarter.

Current liabilities declined $110 million due to decreases in accounts payable and accruals of $11 million, income taxes payable of $43 million and current portion of long-term debt of $101 million partially offset by increases in bank indebtedness of $30 million and unearned revenue of $15 million. Accounts payable and accrued liabilities decreased due to fluctuations in various accruals and other liabilities while income taxes payable declined due to tax installment payments and resolution of certain income tax liabilities which were partially offset by the current quarter provision. The current portion of long-term debt decreased due to the repayment of the 6.1% $450 million senior notes which were due in November 2012 partially offset by the reclassification of the 7.5% $350 million senior notes which are due in November 2013. Unearned revenue increased mainly due to reclassification of advance bill payments from accounts receivable.

Long-term debt decreased $98 million due to the aforementioned reclassification of the $350 million senior notes partially offset by $250 million of borrowings under the credit facility.

Other long-term liabilities decreased $302 million as the Company contributed $300 million to a Retirement Compensation Arrangement Trust (“RCA”) in order to partially fund its non-contributory defined benefit pension plan.

Deferred income tax liabilities, net of deferred income tax assets, increased $30 million due to the current period expense.

Shareholders’ equity increased $156 million primarily due to increases in share capital of $36 million, retained earnings of $112 million and non-controlling interests of $7 million. Share capital increased due to the issuance of 1,771,512 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of December 31, 2012, share capital is as reported at November 30, 2012 with the exception of the issuance of a total of 691,821 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan subsequent to the quarter end. Retained earnings increased due to current year earnings of $224 million partially offset by dividends of $112 million while non-controlling interests increased as their share of earnings exceeded the distributions declared during the quarter.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $244 million of free cash flow. Shaw used its free cash flow along with cash and borrowings under its credit facility of $707 million, proceeds on issuance of Class B Non-Voting Shares of $7 million and other net items of $55 million to repay the 6.1% $450 million senior notes, fund $300 million in discretionary contributions to an RCA in respect of its non-contributory defined benefit pension plan, fund the net change in working capital of $133 million, pay common share dividends of $80 million and invest an additional net $50 million in program rights.

On December 5, 2012 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 7, 2012 to December 6, 2013. No shares were repurchased under the previous normal course issuer bid which expired on November 30, 2012.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $28 million during the three months ending November 30, 2012.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended November 30,
	2012	2011	Change %
($millions Cdn)
Funds flow from operations	127	356	(64.3)
Net increase in non-cash working capital balances related to operations	(98)	(47)	>100.0

	29	309	(90.6)

Funds flow from operations decreased over the comparative three month period as higher operating income before amortization and lower current income taxes in the current year were more than offset by the $300 million in discretionary contributions to an RCA and higher program rights purchases. The net change in non-cash working capital balances related to operations fluctuated over the comparative period due to changes in other current assets and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Shaw Communications Inc.

Investing Activities

	Three months ended November 30,
	2012	2011	Decrease
($millions Cdn)
Cash flow used in investing activities	(206)	(305)	99

The cash used in investing activities decreased over the comparable quarter due to lower cash outlays for capital expenditures and fluctuations in inventory levels.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
	2012	2011
($millions Cdn)
Bank loans and bank indebtedness – net borrowings	280	—
Repay 6.1% senior unsecured notes	(450)	—
Dividends	(83)	(80)
Issuance of Class B Non-Voting Shares	7	7
Distributions paid to non-controlling interests	(4)	(10)

	(250)	(83)

Shaw Communications Inc.

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

	Revenue	Operating income before amortization (1)	Net income attributable to equity shareholders(2)	Net income(3)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2013
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53
Second	1,231	493	169	178	0.38	0.38
First	1,279	566	192	202	0.43	0.43
2011
Fourth	1,181	481	81	84	0.18	0.18
Third	1,285	586	195	201	0.45	0.45
Second	1,196	505	163	169	0.37	0.37

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)

In fiscal 2011, the Company discontinued construction of a traditional wireless network and results of operations were reported as discontinued operations. Net income from continuing operations attributable to equity shareholders is substantially the same as net income attributable to equity shareholders except in the fourth quarter where it is $164 or $83 higher due to the net of tax writedown of assets.

(3)	Net income attributable to both equity shareholders and non-controlling interests.

Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the fourth quarters of 2012 and 2011 and second quarter of 2012. In the second quarter of 2012, revenue and operating income before amortization decreased by $48 million and $73 million, respectively due to the seasonality of the Media business with higher revenues in the first quarter driven by the fall launch of season premieres and high demand as well as lower operating income before amortization in the Cable division. Operating expenses increased in the second quarter which included employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The fourth quarters of 2011 and 2012 were both impacted by the cyclical nature of the Media business with lower advertising revenues in the summer months. Accordingly, in the fourth quarter of 2011, revenue and operating income before amortization declined $104 million and $105 million, respectively, while in the fourth quarter of 2012, revenue and operating income before amortization declined $68 million and $66 million, respectively. The impact of the Media business in the fourth quarter of 2012 was partially offset by improved operating income before amortization in the Cable division.

Shaw Communications Inc.

Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension curtailment gain of $25 million. In the third quarter of 2012, net income increased $70 million due to higher operating income before amortization of $74 million and lower amortization of $9 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. Net income increased $118 million in the first quarter of 2012 due to the combined impact of higher operating income before amortization of $85 million and income tax expense of $18 million in the first quarter and the loss from discontinued operations of $84 million and gain on redemption of debt of $23 million recorded in the preceding quarter. During the third quarter of 2011 net income increased $32 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. In the fourth quarter of 2011 net income declined $117 million due to lower operating income before amortization of $105 million and the loss of $83 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the aforementioned restructuring activities in the previous quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2012 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012:

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•

Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

Shaw Communications Inc.

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement effective September 1, 2012 and the impact of adoption is outlined in Note 2 of the consolidated financial statements.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

2013 GUIDANCE

The Company’s preliminary view with respect to 2013 guidance was provided coincident with the release of its fourth quarter results on October 25, 2012. The Company anticipates modest growth in consolidated revenue and operating income before amortization. During fiscal 2013 the Company plans to continue to enhance its network, provide innovative product offerings, and launch the Anik G1 satellite and expects consolidated capital investment to decline marginally from 2012 levels. Combined with increased cash tax amounts, the Company expects to deliver consolidated free cash flow comparable to 2012.

Certain important assumptions for 2013 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Shaw Communications Inc.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	November 30, 2012	August 31, 2012
ASSETS
Current
Cash	—	427
Accounts receivable	550	433
Inventories	99	102
Other current assets	72	89

	721	1,051
Investments and other assets	13	13
Property, plant and equipment	3,197	3,242
Other long-term assets	337	331
Assets held for sale	—	1
Deferred income tax assets	9	14
Intangibles	7,400	7,355
Goodwill	715	715

	12,392	12,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	30	—
Accounts payable and accrued liabilities	800	811
Provisions	20	19
Income taxes payable	113	156
Unearned revenue	172	157
Current portion of long-term debt [note 5]	350	451
Derivative instruments	—	1

	1,485	1,595
Long-term debt [note 5]	4,714	4,812
Other long-term liabilities [notes 2 and 10]	251	553
Provisions	8	8
Deferred credits	634	635
Deferred income tax liabilities	1,110	1,085

	8,202	8,688
Shareholders’ equity [notes 2, 6 and 8]
Common and preferred shareholders	3,902	3,753
Non-controlling interests in subsidiaries	288	281

	4,190	4,034

	12,392	12,722

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars except per share amounts]	2012	2011
Revenue [note 3]	1,319	1,279
Operating, general and administrative expenses [note 4]	718	713

Operating income before amortization [note 3]	601	566
Amortization:
Deferred equipment revenue	30	28
Deferred equipment costs	(63)	(53)
Property, plant and equipment, intangibles and other	(175)	(169)

Operating income	393	372
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(82)	(82)
Accretion of long-term liabilities and provisions	(3)	(4)
Other losses [note 11]	(4)	(6)

Income before income taxes	303	279
Current income tax expense [note 3]	38	84
Deferred income tax expense (recovery)	30	(7)

Net income	235	202

Net income attributable to:
Equity shareholders	224	192
Non-controlling interests in subsidiaries	11	10

	235	202

Earnings per share [note 7]
Basic	0.50	0.43
Diluted	0.49	0.43

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2012	2011
Net income	235	202
Other comprehensive income [note 8]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	2
Adjustment for hedged items recognized in the period	—	(1)

	1	1

Comprehensive income	236	203

Comprehensive income attributable to:
Equity shareholders	225	193
Non-controlling interests in subsidiaries	11	10

	236	203

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2012
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	224	—	224	11	235
Other comprehensive income	—	—	—	1	1	—	1

Comprehensive income	—	—	224	1	225	11	236
Dividends	—	—	(84)	—	(84)	—	(84)
Dividend reinvestment plan	28	—	(28)	—	—	—	—
Shares issued under stock option plan	8	(1)	—	—	7	—	7
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(4)	(4)

Balance as at November 30, 2012	2,786	77	1,131	(92)	3,902	288	4,190

Three months ended November 30, 2011
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	728	(29)	3,405	272	3,677
Net income	—	—	192	—	192	10	202
Other comprehensive income	—	—	—	1	1	—	1

Comprehensive income	—	—	192	1	193	10	203
Dividends	—	—	(80)	—	(80)	—	(80)
Dividend reinvestment plan	25	—	(25)	—	—	—	—
Shares issued under stock option plan	8	(1)	—	—	7	—	7
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(8)	(8)

Balance as at November 30, 2011	2,666	74	815	(28)	3,527	274	3,801

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2012	2011
OPERATING ACTIVITIES
Funds flow from operations [note 9]	127	356
Net increase in non-cash working capital balances related to operations	(98)	(47)

	29	309

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(151)	(213)
Additions to equipment costs (net) [note 3]	(40)	(58)
Additions to other intangibles [note 3]	(21)	(19)
Net reduction (addition) to inventories	3	(23)
Proceeds on disposal of property, plant and equipment [note 3]	3	8

	(206)	(305)

FINANCING ACTIVITIES
Increase in bank indebtedness	30	—
Increase in long-term debt	500	—
Debt repayments	(700)	—
Issue of Class B Non-Voting Shares [note 6]	7	7
Dividends paid on Class A Shares and Class B Non-Voting Shares	(80)	(76)
Dividends paid on Preferred Shares	(3)	(4)
Distributions paid to non-controlling interests in subsidiaries	(4)	(10)

	(250)	(83)

Decrease in cash before discontinued operations	(427)	(79)
Decrease in cash from discontinued operations	—	(1)

Decrease in cash	(427)	(80)
Cash, beginning of the period	427	443

Cash, ending of the period	—	363

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2012 were authorized for issue in accordance with a resolution of the Audit Committee on January 8, 2013.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2012 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2012.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012.

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•

Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement which resulted in an increase in other long-term liabilities and decrease in retained earnings by $1 at August 31, 2012. There was no impact on the Company’s consolidated statements of income, comprehensive income or cash flows for 2012.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

3.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Satellite and Media, all of which are substantially located in Canada. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2012	2011
	$	$
Revenue
Cable	809	792
Satellite (1)	214	209
Media	319	299

	1,342	1,300
Intersegment eliminations	(23)	(21)

	1,319	1,279

Operating income before amortization
Cable	396	377
Satellite (1)	74	69
Media	131	120

	601	566

Current taxes
Operating	80	84
Other/non-operating	(42)	—

	38	84

(1)

The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment for reporting purposes which is consistent with the operating segment reporting that is provided to the chief operating decision makers.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2012	2011
	$	$
Capital expenditures accrual basis
Cable (including corporate)	126	195
Satellite (net of equipment profit)	3	2
Media	4	6

	133	203

Equipment costs (net of revenue)
Cable	14	28
Satellite	22	23

	36	51

Capital expenditures and equipment costs (net)
Cable	140	223
Satellite	25	25
Media	4	6

	169	254

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	151	213
Additions to equipment costs (net)	40	58
Additions to other intangibles	21	19

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	212	290
Decrease in working capital related to capital expenditures	(35)	(20)
Increase in customer equipment financing receivables	(4)	(7)
Less: Proceeds on disposal of property, plant and equipment	(3)	(8)
Less: Satellite equipment profit (1)	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	169	254

(1)

The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

4.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended November 30,
	2012	2011
	$	$
Employee salaries and benefits	216	199
Purchases of goods and services	502	514

	718	713

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	LONG-TERM DEBT

	November 30, 2012			August 31, 2012
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans	250	—	250	—	—	—
Cdn Senior notes-
6.10% due November 16, 2012	—	—	—	450	—	450
7.50% due November 20, 2013	349	1	350	349	1	350
6.50% due June 2, 2014	598	2	600	598	2	600
6.15% due May 9, 2016	295	5	300	295	5	300
5.70% due March 2, 2017	397	3	400	397	3	400
5.65% due October 1, 2019	1,243	7	1,250	1,242	8	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
6.75% due November 9, 2039	1,416	34	1,450	1,416	34	1,450

	5,044	56	5,100	5,243	57	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	20	—	20	20	—	20

Total consolidated debt	5,064	56	5,120	5,263	57	5,320
Less current portion (1)	350	1	351	451	—	451

	4,714	55	4,769	4,812	57	4,869

(1)	Current portion of long-term debt at November 30, 2012 includes the 7.50% senior notes due November 20, 2013 and the amount due within one year on the Partnership’s mortgage bonds.

6.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2012 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2012	22,520,064	2	421,188,697	2,455	12,000,000	293
Issued upon stock option plan exercises	—	—	398,988	8	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,372,524	28	—	—

November 30, 2012	22,520,064	2	422,960,209	2,491	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2012	2011
Numerator for basic and diluted earnings per share ($)
Net income	235	202
Deduct: net income attributable to non-controlling interests	(11)	(10)
Deduct: dividends on Preferred Shares	(4)	(4)

Net income attributable to common shareholders	220	188

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	444	438
Effect of dilutive securities (1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	445	439

Earnings per share ($)
Basic	0.50	0.43
Diluted	0.49	0.43

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2012, 11,842,643 (2011 – 11,598,354) options were excluded from the diluted earnings per share calculation, respectively.

8.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2012 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—	2
Adjustment for hedged items recognized in the period	(1)	—	(1)

	1	—	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2012	August 31, 2012
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	—	(1)
Items that will not be subsequently reclassified to income
Actuarial losses on employee benefit plans	(92)	(92)

	(92)	(93)

9.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended November 30,
	2012	2011
	$	$
Net income	235	202
Adjustments to reconcile net income to funds flow from operations:
Amortization	209	195
Program rights	(50)	(37)
Deferred income tax expense (recovery)	30	(7)
CRTC benefit obligation funding	(9)	(10)
Share-based compensation	1	2
Defined benefit pension plans	(298)	4
Accretion of long-term liabilities and provisions	3	4
Other	6	3

Funds flow from operations	127	356

(ii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2012	2011
	$	$
Interest	131	131
Income taxes	66	59

(iii)	Non-cash transaction:

The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Three months ended November 30,
	2012	2011
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	28	25

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2012 and 2011

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	OTHER LONG-TERM LIABILITIES

During the three months ended November 30, 2012, the Company’s non-contributory defined pension plan became partially funded as the Company made discretionary contributions of $300 to a Retirement Compensation Arrangement Trust.

11.	OTHER LOSSES

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. The category also includes amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of fiscal 2012. During the current quarter, the Company received insurance advances of $5 related to its claim for costs that were incurred in the previous quarter and incurred additional costs of $6 in respect of ongoing restoration and recovery activities.